EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cascade Microtech, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-121964) of Cascade Microtech, Inc. of our reports dated February 11, 2005, with respect to the consolidated balance sheets of Cascade Microtech, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, redeemable stock and shareholders’ equity and cash flows and the related consolidated financial statement schedule for each of the years in the three year period ended December 31, 2004, which reports appear in the December 31, 2004 Annual Report on Form 10-K of Cascade Microtech, Inc.

/s/ KPMG LLP
Portland, Oregon
March 28, 2005